Putnam International Equity Fund 841 Annual 6/30/07

77C

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 		Votes against 	Abstentions
123,247,237 	3,462,026 	3,779,303

All tabulations are rounded to the nearest whole number.